Ex-99.2

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES TRUST UNIT OFFERING

(Calgary, October 17, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has filed a preliminary short form prospectus with all provincial regulatory authorities in Canada and a registration statement with the Securities and Exchange Commission in the United States for a proposed marketed public offering of approximately CDN$250 Million of Trust Units under the multi-jurisdictional disclosure system. RBC Capital Markets is the global coordinator of the offering and the lead manager and book-runner of the offering in Canada. Lehman Brothers and RBC Capital Markets are the joint lead managers and book-runners of the offering in the United States.

Pengrowth proposes to grant the underwriters an over-allotment option to purchase an additional 15% of the issue, exercisable in whole or in part, within 30 days following closing. The offering is anticipated to close in the first week of November, 2002.

The net proceeds of the issue will be used to repay indebtedness of Pengrowth Corporation incurred to fund the recent acquisition of oil and natural gas producing properties in northeastern British Columbia.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to buy nor shall there be any sale of these securities in any state or any province of Canada in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either RBC Capital Markets, 1100 Bankers Hall West, 888-3rd Street S.W., Calgary, Alberta T2P 5C5 or Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019.

Pengrowth Energy Trust is a Canadian energy trust with crude oil and natural gas properties in the Western Canadian Sedimentary Basin and offshore the East Coast of Canada. Trust Units of Pengrowth Energy Trust trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

October 21, 2002

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Pengrowth Energy Trust Report on Form 6-K Commission File Number: 1-31253

Ladies and Gentlemen:

         On behalf of Pengrowth Energy Trust, an Alberta, Canada trust, enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, are eight copies of a Report of Foreign Private Issuer for the month of October, 2002 (the “Report”). The copies are sequentially numbered and one of the eight copies of the Report has been manually signed.

         Please call the undersigned if you should have any questions with respect to this filing.

         Please acknowledge receipt of this filing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Gordon M. Anderson
Vice-President